Exhibit 99.1

ALLEN & CROUCH
PETROLEUM ENGINEERS

MAGELLAN PETROLEUM CORP.

RESERVES AUDIT

POPLAR AREA

ROOSEVELT COUNTY, MT.

As of July 01, 2014

PROFESSIONAL ENGINEER (Petroleum)
RICHARD L. VINE
10041
Date 8/21/2014
Wyoming

August 21, 2014

August 21, 2014

Mrs. Andrea Brady
Magellan Petroleum Corporation
1775 Sherman Street, Suite 1950
Denver, Colorado 80203

Re: Magellan Petroleum Corporation
Allen & Crouch Audit of the Nautilus
Reserve and Economic Evaluation of
Interests in the Poplar East Unit and
Poplar Northwest Field
Roosevelt County, MT
Reserves As of July 01, 2014

Dear Mrs. Brady:

In accordance with your request, an engineering audit was performed on Magellan Petroleum Corporation (Magellan) reserves and corresponding net present value of working interests owned in the East Poplar Unit and the Poplar Northwest Field, Roosevelt County, MT, (together "Poplar"). The reserves evaluation was prepared by Mr. Hector A. Wills with MI3 Petroleum Engineering in Golden, Colorado. The evaluation included proved developed producing (PDP) reserves attributable to currently producing wells, proved developed non producing (PDNP) reserves associated with pump upsizing, current zone stimulations, recompletions and water shut-offs, proved undeveloped (PUD) reserves associated with development of the Charles formation and probable undeveloped reserves (PRB) associated with development of the Tyler formation. The effective date of the evaluation is July 01, 2014. This evaluation was prepared using constant prices and costs and conforms to our understanding of the U.S. Securities and Exchange Commission (SEC) guidelines and applicable financial accounting rules. All prices, costs and cash flow estimates are expressed in U.S. dollars (US$). The reserves and future net revenue are net to the interests of Magellan. We believe the assumptions, data, methods and procedures used in preparing this report are appropriate for the purpose of this report. Allen & Crouch has reviewed 100% of Magellan's US reserves.

Table 1 summarizes the estimates of the net reserves and future net revenues, as of July 01, 2014 for the Magellan evaluated properties. Unescalated prices and costs were used for all properties contained in this evaluation.

Allen & Crouch Petroleum Engineers
646 River Cross Road, Casper, WY 82601
PO Box 976, Casper, WY 82602
307.234.3571 phone
307.234.9865 fax
allenandcrouch.com

Table 1

Estimated Net Reserves and Future Net Revenue
Certain Proved and Probable Oil and Gas Interests
Magellan Petroleum Corporation
Poplar
As of July 01, 2014

	Proved			Total	
	Producing Reserves	Non-Producing Reserves	Undeveloped Reserves	Proved Reserves	Probable Reserves
Remaining Net Reserves					
Oil/Cond/Ngl - Bbls	1,416,780	1,077,840	3,241,080	5,735,700	1,949,740
Gas - MMscf	0	0	0	0	0
Income Data ($)					
Future Net Revenue	121,999,110	92,812,670	279,089,000	493,900,780	167,891,730
Deductions					
Operating Expense	58,462,350	29,483,920	53,049,540	140,995,810	36,037,230
Production Taxes	23,669,630	17,969,900	43,829,040	85,468,570	33,175,410
Investment	1,466,190	8,222,490	13,905,000	23,593,680	12,360,000
Future Net Cashflow	38,400,940	37,136,370	168,305,420	243,842,730	86,319,100
Discounted PV @ 10% ($)	15,416,350	19,682,730	84,131,440	119,230,520	28,895,360

Values in the tables of this report may not add up arithmetically due to the rounding procedure in the computer software program used to prepare the economic projections. All hydrocarbon liquids are reported as 42 gallon barrels.

Allen & Crouch Petroleum Engineers, Inc. is an independent petroleum engineering firm with respect to Magellan, as provided in the Society of Petroleum Engineers', "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves". Allen & Crouch neither owns an interest in any Magellan properties, nor is employed by them on a retainer or contingent basis.

Oil and gas reserves by definition fall into one of the following categories: proved, probable, and possible. The proved category is further divided into: developed and undeveloped. The developed reserve category is even further divided into the appropriate reserve status subcategories: producing and non-producing. Non-producing reserves include shut-in and behind-pipe reserves. The reserves included in this report include proved and probable reserves. The reserves and income attributable to the various reserve categories included in this report have not been adjusted to reflect the varying degrees of risk associated with them.

Reserve estimates are strictly technical judgments. The accuracy of any reserve estimate is a function of the quality and the quantity of data available and of the engineering and geological interpretations. The reserve estimates presented in this report are believed reasonable; however, they are estimates only and should be accepted with the understanding that reservoir performance subsequent to the date of the estimate may justify their revision. A portion of these reserves are for non-producing wells that lack sufficient production history to utilize conventional performance-based reserve estimates. In these cases, the reserves are based on volumetric estimates and recovery efficiencies along with analogies to similar producing wells. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. As additional production and pressure data becomes available, these estimates may be revised up or down. Actual future prices may vary significantly from the prices used in this evaluation; therefore, future hydrocarbon volumes recovered and the income received from these volumes may vary significantly from those estimated in this report. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

A portion of these reserves are for undeveloped acreage. Reserves for these cases are based on volumetric estimates and recovery efficiencies along with analogies to similar producing areas. These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data. As additional production and pressure data becomes available, these estimates may be revised up or down. The proved undeveloped (PUD) reserves are based upon developmental drilling in the Charles formation. The production forecast is based upon a typecurve of historical production from existing Charles wells in the area. The probable undeveloped (PRB) reserves are based upon development drilling in the Tyler formation. The Tyler production forecast is based upon Tyler production from the EPU #7 well. Probable reserves estimates are subject to an even greater degree of uncertainty than proved reserves.

Allen & Crouch has used all methods and procedures it considers necessary under the circumstances in the audit of these reserves evaluations. The appropriate combination of conventional decline curve analysis (DCA), production data analysis and type curves were used to estimate the remaining reserves in the various producing areas. All assumptions, data, methods and procedures used in the preparation of this report were appropriate for the purpose served by the report.

All prices used in preparation of this report were based on twelve month unweighted arithmetic average of the first day of the month price for the period July 2013 through June 2014. The resulting oil price used was $86.11/Bbl. This price was adjusted for local differentials and gravity. As required by the SEC guidelines, all pricing was held constant for the life of the projects (no escalation).

Operating costs used in this report were based on values reported by Magellan and reviewed by Allen & Crouch. Magellan's estimates for capital costs for all non-producing wells are included in the evaluation. Magellan has indicated to Allen & Crouch that they have the ability and intent to implement their capital expenditure program as scheduled. Operating costs and capital costs were held constant for the life of the projects (no escalation).

Net revenue (sales) is defined as the total proceeds from the sale of oil, condensate, natural gas liquids (NGL), and gas adjusted for the commodity price basis differential and gathering/transportation expense. Future net income (cashflow) is future net revenue less net lease operating expenses, state severance or production taxes, operating/development capital expenses and net salvage. Future plugging, abandonment and salvage costs are considered in this report. No provisions for State or Federal income taxes have been made in this evaluation. The present worth (discounted cashflow) at various discount rates is calculated on a monthly basis.

In the conduct of our evaluation, we have not independently verified the accuracy and completeness of information and data furnished by Nautilus with respect to ownership, interests, costs of operation and development, product prices, payout balances and agreements relating to current and future operations and sales of production. If in the course of our examination something came to our attention which brought into question the validity or sufficiency of any of the information or data provided by Magellan, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data.

Magellan's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include matters relating to land tenure, drilling, production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of reserves actually recovered and amounts of income actually received to differ significantly from the estimated quantities.

In our opinion, the above-described estimates of Magellan's proved reserves and supporting data are, in the aggregate, reasonable. There was no aggregate difference larger than 10%. It is also our opinion that the above-described estimates of Magellan's proved reserves conform to the definitions of proved, probable and possible oil and gas reserves promulgated by the SEC.

All data used in this study were obtained from Magellan or the non-confidential files of Allen & Crouch. A field inspection of the properties was not made in connection with the preparation of this report. The potential environmental liabilities attendant to ownership and/or operation of the properties have not been addressed in this report. Abandonment and clean-up costs and possible salvage value of the equipment were considered in this report.

Data and worksheets used in the preparation of this evaluation will be maintained in our files in Casper and will be available for inspection by anyone having proper authorization from Magellan.

Thank you for the opportunity to perform this audit. If you have any questions or require additional information regarding the evaluation, please don't hesitate to call.

Sincerely,


PROFESSIONAL ENGINEER (Petroleum)
RICHARD L. VINE
10041
Date
Wyoming

Richard L. Vine, P.E.
Wyoming License No. 10041
Allen & Crouch Petroleum Engineers, Inc.